                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           DELTA AND PINE LAND COMPANY
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    247357106
                                    ---------
                                 (CUSIP Number)


                                 March 10, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [ ]   Rule 13d-1(b)
                   [X]   Rule 13d-1(c)
                   [ ]   Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 pages

          ------------------------------
CUSIP No.  247357106                             13G       Page 2 of  9  Pages
          ------------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- --------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]

                                                                 (b)  [X]

---------- --------------------------------------------------------------------
        3  SEC USE ONLY

---------- --------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ---------------------------------------------------
                         5  SOLE VOTING POWER

                            1,516,021
                     ------ ---------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ---------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON
      WITH                  1,516,021

                     ------ ---------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- --------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,516,021
---------- --------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- --------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.95%
---------- --------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 9 pages

          ------------------------------
CUSIP No.  247357106                             13G       Page 3 of  9  Pages
          ------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]

                                                                 (b)  [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,516,021
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON
      WITH                  -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,516,021
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,516,021
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.95%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



<

                               Page 3 of 9 pages

          ------------------------------
CUSIP No.   247357106                          13G             Page 4 of 9 Pages
          ------------------------------


---------- --------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller    (in the capacity described herein)
---------- --------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]

                                                                 (b)  [X]

---------- --------------------------------------------------------------------
        3  SEC USE ONLY

---------- --------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ---------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ---------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,516,021
     OWNED BY
       EACH         ------ ---------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ---------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,516,021
---------- --------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,516,021
---------- --------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- --------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.95%
---------- --------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!




                               Page 4 of 9 pages

Item 1(a)                          Name of Issuer:
                                   --------------

                                   Delta and Pine Land Company (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   --------------------------------------
                                   Offices:
                                   -------

                                   One Cotton Row
                                   Scott, Mississippi 38772


Items 2(a)                         Name of Person Filing:
                                   ---------------------

                                   This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                                   i)   Soros Fund Management LLC, a Delaware
                                   limited liability company ("SFM LLC");

                                   ii)   Mr. George Soros ("Mr. Soros"); and

                                   iii)  Mr. Stanley F. Druckenmiller ("Mr.
                                         Druckenmiller").

                                    This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners and Quasar Partners (each as defined herein). SFM LLC serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and, as such, has been granted investment discretion over portfolio investments, including the Shares held for the account of Quantum Partners. Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH"), effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund (including the Shares held for the account of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners")), were transferred to, and are held indirectly by, QIH. SFM LLC serves as principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead



                               Page 5 of 9 pages

                                   Portfolio Manager and a Member of the
                                   Management Committee of SFM LLC.

Item 2(d)                          Title of Class of Securities:
                                   ----------------------------

                                   Common Stock, par value $0.10 per share (the
                                   "Shares")

Item 2(e)                          CUSIP Number:
                                   ------------

                                   247357106


Item 4. Ownership:

Item 4(a)                          Amount Beneficially Owned:
                                   -------------------------

                                   Each of the Reporting Persons may be deemed the beneficial owner of 1,516,021 Shares. This number consists of (A) 1,484,727 Shares held for the account of Quantum Partners and
                                   (B) 31,294 Shares held for the account of Quasar Partners.

Item 4(b)                          Percent of Class:
                                   ----------------

                                   The number of Shares of which each of SFM
                                   LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 3.95% of the total number of Shares outstanding.

Item 4(c)                          Number of shares as to which such person has:
                                   --------------------------------------------

                                   SFM LLC
                                   -------

                                   (i)   Sole power to vote or to direct the
                                         vote: 1,516,021

                                   (ii)  Shared power to vote or to direct the
                                   vote:  -0-

                                   (iii) Sole power to dispose or to direct
                                   the disposition of:  1,516,021

                                   (iv)  Shared power to dispose or to direct
                                   the disposition of:  -0-

                                   Mr. Soros
                                   ---------

                                   (i) Sole power to vote or to direct the vote:
                                       -0-





                               Page 6 of 9 pages

                                   (ii)  Shared power to vote or to direct the
                                   vote:  1,516,021

                                   (iii) Sole power to dispose or to direct the disposition of: -0-

                                   (iv)  Shared power to dispose or to direct
                                  the disposition of: 1,516,021

                                   Mr. Druckenmiller
                                   -----------------

                                   (i)   Sole power to vote or to direct the
                                         vote:
                                         -0-

                                   (ii)  Shared power to vote or to direct the
                                   vote: 1,516,021

                                   (iii) Sole power to dispose or to direct the disposition of: -0-

                                   (iv)  Shared power to dispose or to direct
                                   the disposition of: 1,516,021

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   If this statement is being filed to report the fact that as of the date hereof, each of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6                             Ownership of More than Five Percent on Behalf
                                   ---------------------------------------------
                                   of Another Person:
                                   -----------------

                                   Not Applicable

Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable

Item 8                             Identification and Classification of Members
                                   --------------------------------------------
                                   of the Group:
                                   ------------

                                    Not Applicable


Item 9                              Notice of Dissolution of Group:
                                    ------------------------------

                                    Not Applicable





                               Page 7 of 9 pages

Item 10                          Certification:
                                 -------------

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
















                               Page 8 of 9 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 19, 1999                     SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                -----------------------
                                                Michael C. Neus
                                                Assistant General Counsel


Dated: March 19, 1999                        GEORGE SOROS


                                             By: /s/ Michael C. Neus
                                                 -----------------------
                                                 Michael C. Neus
                                                 Attorney-in-Fact


Dated: March 19, 1999                        STANLEY F. DRUCKENMILLER


                                             By: /s/ Michael C. Neus
                                                 -----------------------
                                                 Michael C. Neus
                                                 Attorney-in-Fact













                               Page 9 of 9 pages